UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549


APPLICATION/DECLARATION ON FORM U-  : CERTIFICATE PURSUANT TO
1 UNDER THE PUBLIC UTILITY HOLDING  : RULE 24 UNDER THE PUBLIC
COMPANY ACT OF 1935 WITH RESPECT    : UTILITY HOLDING COMPANY
TO THE SALE OF UTILITY ASSETS       : ACT OF 1935
                                    :
NORTHEAST UTILITIES AND THE         :
CONNECTICUT LIGHT AND POWER
COMPANY

(FILE NO. 70-9825)


     Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, as amended (the "Act"), Northeast Utilities, a registered holding company under the Act, ("NU") and The Connecticut Light and Power Company, an electric utility subsidiary of NU, ("CL&P") certify that certain of the transactions, as proposed in the Application/Declaration to the Commission on Form U-1 (File No. 70-9825), as amended (the "Application/Declaration"), and authorized by order of the Commission in HCAR No. 27388 (April 30, 2001) (the "Order"), have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application/Declaration and of the Order. Specifically, on April 30, 2001
(a) CL&P sold the South Meadow Generating Facility to the Connecticut Resources Recovery Authority. Capitalized terms used herein and not otherwise defined are used as defined in the Application/Declaration. Submitted with this Certificate is the "past tense" opinion of counsel.

                                  SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned hereunto duly authorized.

                              NORTHEAST UTILITIES

                              /S/ Gregory B. Butler
                              By: Gregory B. Butler
                                  Vice President, Secretary and General
                                  Counsel


                              THE CONNECTICUT LIGHT AND POWER
                              COMPANY


                              /S/  Gregory B. Butler
                              By:  Gregory B. Butler
                              Vice President, Secretary and General Counsel of Northeast Utilities Service Company, as Agent for CL&P

Date: May 8, 2001

May 8, 2001

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  SEC File No. 70-9825

Ladies and Gentlemen:

     I am Senior Counsel of Northeast Utilities Service Company ("NUSCO"), a service company affiliate of Northeast Utilities ("NU") and The Connecticut Light and Power Company ("CL&P"), a subsidiary of NU. NU and CL&P are parties to the Application/Declaration, as amended, filed with the Securities and Exchange Commission (the "Commission") under the Public Utility Holding Company Act of 1935, as amended (the "Act"), on Form U-1 in File No. 70-9825 (the "Application"). In the Application, NU and CL&P sought the approval of the Commission for the sale of the South Meadow Generating Station (the "Station") by CL&P to the Connecticut Resources Recovery Authority ("CRRA"). Capitalized terms used herein and not otherwise defined are used as defined in the Application.

     On or before April 30, 2001, the transactions, as proposed in the Application and authorized by order of the Commission in HCAR No. 27388 (April 30, 2001) (the "Order") were carried out (the "Transaction"). Specifically, CL&P completed the sale of the station to CRRA.

     In connection with this opinion, I have examined or caused to be examined by counsel associated with or engaged by me, including counsel who are employed by NUSCO, the Application and the exhibits thereto, originals or copies certified to my satisfaction of such corporate records of NU and CL&P, certificates of public officials and of officers of NU and CL&P, and agreements, instruments and other documents, as I have deemed necessary as a basis for the opinions expressed below. In my examination of such agreements, instruments and documents, I have assumed the genuineness of all signatures, the authenticity of all agreements, instruments and documents submitted to me as originals, and the conformity to original agreements, instruments and documents of all agreements, instruments and documents submitted to me as certified, conformed or photostatic copies and the authenticity of the originals of such copies.

     The opinions set forth herein are limited to the laws of the State of Connecticut and the federal laws of the United States. I am a member of the bar of the State of Connecticut.

     I have assumed that all filings under state laws required in connection with the consummation of the transaction have been or will be timely made.

     Based upon and subject to the foregoing, I am of the opinion that:

          All State laws applicable to the Transaction were complied with;
          and

          The consummation of the Transaction did not violate the legal rights of the holders of any of the securities issued by NU or CL&P or any associate company thereof.

     I hereby consent to the filing of this opinion as an exhibit to the certificate filed pursuant to Rule 24 under the Act and in any proceedings before the Commission that may be held in connection therewith.

Very truly yours,



/S/ Richard M. Early